Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), is made and entered into as of February 8, 2021 (the “First Amendment Effective Date”), by and among Cancer Genetics, Inc., a Delaware corporation (“CGI”), CGI Acquisition, Inc., a Minnesota corporation and wholly owned subsidiary of CGI (“Merger Sub”), and StemoniX, Inc. a Minnesota corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in that certain Agreement and Plan of Merger and Reorganization, made and entered into as of August 21, 2020, by and among CGI, Merger Sub, and the Company (the “Merger Agreement”).

RECITALS

A.	Section 10.2 of the Merger Agreement provides that the Merger Agreement may not be amended except by the approval of CGI, Merger Sub, and the Company.

B.	Subsequent to the date of the Merger Agreement, (i) the Company has agreed to issue shares of Series C Preferred Stock of the Company, (ii) the Company has agreed to issue additional Convertible Notes and related warrants on amended terms, (iii) CGI has issued securities pursuant to a series of Security Purchase Agreements dated January 28, 2021, and (iv) CGI has issued additional securities. CGI, Merger Sub, and the Company desire to amend the Merger Agreement to provide for the treatment of the Series C Preferred Stock and Convertible Note warrants in the Merger and to reflect the treatment of the additional CGI security issuances.

C.	The board of directors of each of CGI, Merger Sub, and the Company has determined that this Amendment is advisable and in the best interests of their respective entities and their respective stockholders.

D.	The parties wish to amend the Merger Agreement as set forth in this Amendment, such amendment to be effective as of the date hereof.

E.	CGI and Merger Sub wish to waive any breach by the Company of Section 4.4(b) of the Merger Agreement which would not have been a breach if the amendments to Part 4.4(b) of the Company Disclosure Schedule provided for herein had been effective as of the date of the Merger Agreement.

AGREEMENT

The parties to this Amendment, intending to be legally bound, hereby agree as follows:

1.	Amendment to Section 1.4(b). Section 1.4(b) of the Merger Agreement is hereby amended by adding the following sentence at the end thereof:

“Additionally, following the Closing, but subject to compliance with, and in accordance with the terms of, (i) the agreement pursuant to which a certain investor purchased Convertible Notes and (ii) the agreement pursuant to which a certain investor acquired shares of Series C Preferred Stock, respectively, (1) if requested by FOD Capital, LLC (“FOD”), as a purchaser of at least $3,000,000 of Convertible Notes (the “FOD Notes”), FOD shall be entitled to designate one (1) observer to the CGI Board and (2) if requested by Ternary Fund Management Pte Ltd (“Ternary”) in the event that Ternary and its associated investors invest at least $5,000,000 in the offering of Series C Preferred Stock, Ternary and its associated investors shall be entitled to designate one (1) observer to the CGI Board, subject in each case to such observer executing and delivering a board observer and confidentiality agreement in form and substance reasonably acceptable to the Company and CGI and subject in the case of (I) FOD, to FOD not transferring the FOD Notes prior to the Closing and retaining after the Closing at least 50% of the CGI Common Stock issued to FOD in exchange for the FOD Notes at the Closing and (II) Ternary, to Ternary and its associated investors not transferring any of the Series C Preferred Stock prior to the Closing and retaining after the Closing at least 75% of the CGI Common Stock issued to Ternary and its associated investors in exchange for their Series C Preferred Stock at the Closing.”

2.	Amendment to the Heading of Section 1.5. The heading of Section 1.5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Conversion of Company Common Stock and Series C Preferred Stock, Assumption of Company Options and Convertible Note Warrants, Cancellation of Company Preferred Warrants and Conversion of Merger Sub Capital Stock”

3.	Amendment to Section 1.5. Section 1.5 of the Merger Agreement is hereby amended to restate Section 1.5(a) in its entirety and add new Sections 1.5(h) and 1.5(i) as follows:

“(a) It is the intent of the Parties that following the Closing, but without regard to the Private Placement, the holders of (i) CGI Common Stock, (ii) in-the-money CGI Options, if any, and (iii) in-the-money CGI Warrants, if any, in each case as of immediately prior to the Merger, shall own the CGI Percentage of the Deemed Outstanding CGI Common Stock immediately after the Effective Time and the holders of (i) Company Common Stock (after the conversion to Company Common Stock of all (A) Company Preferred Stock as contemplated by Section 5.12 and (B) Company Convertible Notes as contemplated by Section 7.10), (ii) in-the-money Company Options, (iii) in-the-money Company Preferred Warrants, and (iv) Convertible Note Warrants, in each case as of immediately prior to the Merger, shall own the Company Percentage of the Deemed Outstanding CGI Common Stock immediately after the Effective Time (less the effect of the payment of cash in lieu of any fractional share of CGI Common Stock). It is also understood that “in-the-money” shall be measured by the price at which the relevant security is converted, convertible or exercisable at the Effective Time, such that all “in-the-money” options and warrants shall be measured on a net settlement basis except for the HCW Warrants and the Convertible Note Warrants, which shall be measured by the total number of shares of CGI Common Stock for which they are exercisable. Accordingly, at the Effective Time, by virtue of the Merger and without any further action on the part of CGI, Merger Sub, the Company or any stockholder of CGI, Merger Sub or the Company, subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time, including shares of Company Common Stock issued upon the conversions contemplated by Section 5.12 (excluding Dissenting Shares) and Section 7.10, shall be converted solely into the right to receive a number of validly issued, fully paid and non-assessable shares of CGI Common Stock equal to the Exchange Ratio (for the avoidance of doubt, such issued shares of CGI Common Stock will be adjusted, effective immediately prior to the Effective Time, for any reverse split required for listing thereof on the NASDAQ Capital Market, and any options or warrants to be issued by CGI hereunder will be likewise equitably adjusted for any reverse split). Annexed hereto as Schedule D is a schedule which on a pro forma basis calculates the aggregate number of Merger Shares on the assumptions set forth therein, the Company Shareholder Approval had been obtained, and there was no net cash adjustment pursuant to Section 5.13.

“(h) At the Effective Time, by virtue of the Merger and without any further action on the part of CGI, Merger Sub, the Company or any stockholder of CGI, Merger Sub or the Company, subject to Section 1.5(c), each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted solely into the right to receive a number of validly issued, fully paid and non-assessable shares of CGI Common Stock equal to (i) the purchase price paid for such share of Series C Preferred Stock divided by (ii) the Series C Exchange Price. It is understood and agreed that securities issued in the Private Placement, consisting of (a) the Series C Preferred Stock and the shares of CGI Common Stock into which it may be converted, (b) the securities issued in CGI’s private placement (the “CGI PIPE”) raising $10 million in exchange for an aggregate of 2,758,624 shares of CGI Common Stock, 2,758,624 CGI Warrants, and 165,517 Placement Agent Warrants pursuant to a series of Securities Purchase Agreements dated January 28, 2021 and (c) any other securities mutually designated in writing by CGI and the Company (collectively, “Excluded Issuances”), shall in no way affect the Exchange Ratio which determines the number of shares of CGI Common Stock to be issued as Merger Consideration pursuant to the foregoing provisions of this Section 1.5. Accordingly, for the avoidance of doubt, references to the “Private Placement” shall include the Excluded Issuances, such that the reference in the first sentence of Section 1.5(a) to “without regard to the Private Placement”, and other similar references in this Agreement, mean that the computations in Section 1.5(a) shall be effected without regard to the Excluded Issuances. Also, for the avoidance of doubt, all securities of CGI issued or issuable in exchange for the Convertible Notes or the securities of the Company issued upon conversion of the Convertible Notes shall be included in determining the Exchange Ratio and the Company Outstanding Equity and shall be within the Company Percentage to be received by all of the security holders of the Company.”

“(i) In lieu of purchasing Series C Preferred Stock, FOD has on or about this date purchased $3,000,000 of the FOD Notes, and in connection therewith, the Company has issued (or will issue) to FOD a five-year warrant to purchase a number of shares of Company Common Stock equal to $849,800 divided by $2.01, provided, however that such warrant shall not be exercisable to purchase Company Common Stock until the one year anniversary thereof. The Company and FOD have also agreed that at the Effective Time, such warrant shall be cancelled and exchanged for a CGI warrant that will entitle FOD to purchase a number of shares of CGI Common Stock equal to 20% of the aggregate principal amount of the FOD Notes ($849,800) divided by the 5 Day VWAP, at an exercise price equal to the 5 Day VWAP. CGI agrees to issue such a warrant to FOD, and to the holders of any similar warrants issued hereafter to any other investor in connection with their purchase of Convertible Notes, if any, at the Effective Time (all such warrants, the “Convertible Note Warrants”), on the understanding that the number of Merger Shares otherwise issuable to the security holders of the Company at the Effective Time (exclusive of the holders of Series C Preferred Stock) will be reduced by the number of shares of CGI Common Stock issuable under Convertible Note Warrants.”

4.	Amendment to Section 1.5(c). Section 1.5(c) of the Merger Agreement is hereby amended as follows: (a) the words “Section 1.5(a)” shall be replaced with the words “Section 1.5(a) and Section 1.5(h) and the issuance provided for in Section 1.5(e)” and (b) the words “Company Common Stock” shall be replaced with the words “Company Common Stock, Series C Preferred Stock, or Company Preferred Warrants”.

5.	Amendment to Section 1.6. Section 1.6 of the Merger Agreement is hereby amended so that the phrase “Company Common Stock and Company Preferred Stock” is replaced with “Company Capital Stock”, the phrase “Company Common Stock or Company Preferred Stock” is replaced with “Company Capital Stock”, and the phrase “Company Common Stock and/or Company Preferred Stock” is replaced with “Company Capital Stock”.

6.	Amendment to Section 1.7(a). The second sentence of Section 1.7(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“At or promptly following the Effective Time, CGI shall deposit with or otherwise make available to the Exchange Agent, in trust for the benefit of the holders of Company Capital Stock and Company Preferred Warrants, the New Shares issuable pursuant to Section 1.5 in exchange for the outstanding shares of Company Capital Stock and Company Preferred Warrants pursuant to this Section 1.7.”

7.	Amendment to Section 1.7(b). Section 1.7(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Promptly, and in any event within five Business Days, after the Effective Time, the Parties shall cause the Exchange Agent to mail to Persons who were holders of record of Company Capital Stock or Company Preferred Warrants, as applicable, immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as CGI may reasonably specify (including, if applicable, a provision confirming that delivery of Company Stock Certificates or Company Preferred Warrants, as applicable, shall be effected, and risk of loss and title to Company Stock Certificates or Company Preferred Warrants, as applicable, shall pass, only upon delivery of such Company Stock Certificates or Company Preferred Warrants, as applicable, to the Exchange Agent) (a “Letter of Transmittal”); and (ii) instructions for effecting the surrender of Company Stock Certificates or Company Preferred Warrants, as applicable, (or if required in accordance with the last sentence of this Section 1.7(b), affidavits of loss in lieu thereof), if applicable, in exchange for CGI Common Stock in uncertificated book-entry form. Upon submission to the Exchange Agent of a duly executed Letter of Transmittal, together with a valid surrender of a Company Stock Certificate or Company Preferred Warrant, as applicable, (or an affidavit of loss in lieu thereof), if applicable, and such other documents as may be reasonably required by the Exchange Agent or CGI: (A) the holder of such Company Capital Stock and/or Company Preferred Warrant shall be entitled to receive in exchange therefor the number of whole shares of CGI Common Stock (and cash in lieu of any fractional share of CGI Common Stock in accordance with Section 1.5(c)) that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) any Company Stock Certificate or Company Preferred Warrant, as applicable, so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate or Company Preferred Warrant, as applicable, shall be deemed, from and after the Effective Time, to represent only the right to receive whole shares of CGI Common Stock (and cash in lieu of any fractional share of CGI Common Stock). If any Company Stock Certificate or Company Preferred Warrant, as applicable, shall have been lost, stolen or destroyed, CGI may, in its discretion and as a condition precedent to the delivery of any shares of CGI Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate or Company Preferred Warrant, as applicable, to provide an applicable affidavit with respect to such Company Stock Certificate or Company Preferred Warrant, as applicable, in a form reasonably satisfactory to CGI and the Exchange Agent and post a bond indemnifying CGI against any claim suffered by CGI related to the lost, stolen or destroyed Company Stock Certificate or Company Preferred Warrant, as applicable, or any CGI Common Stock issued in exchange therefor as CGI may reasonably request. In consideration of, among other things, the entry into this Agreement by CGI, the Company, and Merger Sub and the consummation of the Contemplated Transactions and each Company Capital Stock holder’s or Company Preferred Warrant holder’s entitlement to receive the Merger Consideration payable pursuant to this Agreement, each holder of Company Capital Stock and/or Company Preferred Warrant shall execute and deliver to CGI a release in the form set forth in the Letter of Transmittal, which obligation may be satisfied by the execution and delivery of the Letter of Transmittal in accordance with this Section 1.7(b) (the “LOT Release”). The LOT Release shall be effective as of the Effective Time and shall be a condition precedent to such holder’s receipt of the Merger Consideration pursuant to this Agreement.

8.	Amendment to Section 1.7(c). Section 1.7(c) of the Merger Agreement is hereby amended so that the phrase “Company Stock Certificate” is replaced with “Company Capital Stock or Company Preferred Warrant, as applicable,” and the phrase “(or complies with the lost stock certificate provisions)” is replaced with “(or complies with the affidavit of loss provisions)”.

9.	Amendment to Section 1.7(d). Section 1.7(d) of the Merger Agreement is hereby amended so that the phrase “Company Common Stock” is replaced with “Company Capital Stock or Company Preferred Warrants” and the phrase “Company Stock Certificates” is replaced with “Company Capital Stock or Company Preferred Warrant, as applicable”.

10.	Amendment to Section 1.7(e). Section 1.7(e) of the Merger Agreement is hereby amended so that the phrase “Company Capital Stock” is replaced with “Company Capital Stock or Company Preferred Warrants, as applicable”.

11.	Amendment to Section 1.7(f). Section 1.7(f) of the Merger Agreement is hereby amended so that the phrase “Company Stock Certificate” is replaced with “Company Stock Certificate or Company Preferred Warrant, as applicable,”.

12.	Amendment to Section 2.3(a). The second to last sentence in Section 2.3(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Immediately prior to consummation of the Merger, as a result of the Company Shareholder Approval (including the Preferred Stock Conversion) and the automatic conversion of the Convertible Notes, all of the outstanding Company Common Stock shall be validly issued and there shall be no other capital stock of the Company issued and outstanding, other than the Series C Preferred Stock.”

13.	Amendment to Section 2.3(e). The last two sentences in Section 2.3(e) of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“Other than the Series C Preferred Stock, no other convertible securities of the Company are outstanding except as described in this Section 2.3. Immediately prior to consummation of the Merger and after the conversion of the Company Preferred Stock, as a result of the Company Shareholder Approval (including the Preferred Stock Conversion), all of the outstanding Company Common Stock shall be validly issued and there shall be no other capital stock of the Company issued and outstanding, other than the Series C Preferred Stock.”

14.	Amendment to Section 6.6. Section 6.6 is hereby amended and restated in its entirety to read as follows:

“The Company shall have consummated a private placement of Series C Preferred Stock in an aggregate amount of at least $5 million no later than the Closing, it being acknowledged that the Company represents that it has an agreement to issue $2 million of Series C Preferred Stock as of the date hereof subject to certain closing conditions. Whenever used in this Agreement, “Private Placement” shall be deemed to include (a) the issuance of Series C Preferred Stock by the Company, (b) the issuance of CGI Common Stock, CGI Warrants, and Placement Agent Warrants by CGI in the CGI PIPE, and (c) any other issuances of securities by CGI or the Company after the date hereof that CGI and the Company mutually agree in writing to designate as being part of the Private Placement. Securities issued or issuable in the Private Placement will not be included in “CGI Outstanding Equity”, “Company Outstanding Equity”, or “Deemed Outstanding CGI Common Stock” for purposes of calculating the Merger Shares under this Agreement, and any proceeds received in the Private Placement (whether or not retained) will not be included in determining CGI’s Net Cash or the Company’s Net Cash for purposes of calculating the Net Cash Adjustment. For the avoidance of doubt, it is understood and agreed that the Private Placement is and was intended to provide CGI at and after the Closing with sufficient funds (i) to have stockholders’ equity at or above the amount required by the continued listing standards of the Nasdaq Capital Market for at least twelve (12) months after the Closing and (ii) to allow CGI to remain a going concern for accounting purposes, and to otherwise have sufficient cash to fund its operations, for at least twelve (12) months after the Closing. Accordingly, neither CGI nor the Company shall use any proceeds it receives from the Private Placement before the Closing in a manner that would, in the aggregate, frustrate either of the purposes listed in clauses (i) and (ii) above. It is also understood and agreed that the Company has a contract to issue Series C Preferred Stock in the aggregate amount of $2 million, and may issue up to an additional $8 million of Series C Preferred Stock between the date hereof and the Closing (plus an additional $10 million, or $20 million in the aggregate, with the prior written consent of CGI, which may be granted or withheld in CGI’s sole discretion). For the avoidance of doubt, it is also understood that any cash received by the Company with respect to the issuance of Convertible Notes will not be deemed part of the Private Placement but will be included in determining the Company’s Net Cash.”

15.	Amendment to Section 9.1(b). The part of the first sentence of Section 9.1(b) of the Merger Agreement prior to the proviso thereto is hereby amended and restated in its entirety to read as follows:

“by either CGI or the Company if the Merger shall not have been consummated on or before 11:59 p.m., Eastern Time, on April 30, 2021 (the “End Date”)”.

16.	Amendment to Definition of “CGI Outstanding Equity”. The defined term “CGI Outstanding Equity” in the Merger Agreement is hereby amended to replace the words “in the Private Placement” with the words “in the Private Placement or to the holders of Series C Preferred Stock pursuant to Section 1.5(h)” and to add the following “plus the number of shares of CGI Common Stock issuable under HCW Warrants then outstanding (currently 94,092 shares)”.

17.	Amendment to Definition of “Company Capital Stock”. The defined term “Company Capital Stock” in the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock, and the Series C Preferred Stock.”

18.	Amendment to Definition of “Company Outstanding Equity”. The defined term “Company Outstanding Equity” in the Merger Agreement is hereby amended by adding the following proviso at the end thereof:

“provided, however, that, for the avoidance of doubt, “Company Outstanding Equity” shall not include any shares of Series C Preferred Stock or the number of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock or any other shares of Company Common Stock issued, or issuable upon the conversion or exercise of any securities issued or issuable, as applicable, in the Private Placement, provided, further, however, for the avoidance of doubt, “Company Outstanding Equity” will include all of the Company Common Stock issued or issuable upon conversion of the Convertible Notes and the number of shares of Company Common Stock issued or issuable under the Convertible Note Warrants (which number of shares of Company Common Stock shall, for purposes of determining “Company Outstanding Equity,” be calculated based on the number of shares of CGI Common Stock issued or issuable under the Convertible Note Warrants and the Exchange Ratio).”

19.	Amendment to Definition of “Company Warrants”. The defined term “Company Warrants” in the Merger Agreement is hereby amended and restated to read in its entirety as follows, and all references in the Merger Agreement to “Company Warrant” or “Company Warrants” shall be replaced with “Company Preferred Warrant” or “Company Preferred Warrants”, as applicable:

“Company Preferred Warrants” shall mean warrants to purchase shares of Company Preferred Stock.

The Company hereby represents that it has no warrants to purchase shares of Company Common Stock outstanding other than any Convertible Note Warrants which may be issued.

20.	Amendment to Definition of “Deemed Outstanding CGI Common Stock”. The defined term “Deemed Outstanding CGI Common Stock” in the Merger Agreement is hereby amended (i) to replace the words “any CGI Securities issued or issuable in the Private Placement” with the words “any CGI Securities issued or issuable in the Private Placement or to the holders of Series C Preferred Stock pursuant to Section 1.5(h)” and (ii) to provide that the full number of shares of CGI Common Stock underlying the HCW Warrants and Convertible Note Warrants then outstanding shall be included as Deemed Outstanding CGI Common Stock but that the HCW Warrants and Convertible Note Warrants shall not be treated as in-the-money CGI Warrants or in-the-money Convertible Note Warrants, as applicable, to avoid double counting.

21.	Amendment to Definition of “Exchange Ratio Calculation Spreadsheet”. The defined term “Exchange Ratio Calculation Spreadsheet” in the Merger Agreement is hereby amended to replace the words “Exchange Ratio” with “Net Cash Adjustment”.

22.	Amendment to Definition of “Merger Consideration”. The defined term “Merger Consideration” in the Merger Agreement is hereby amended to replace the words “Merger Shares” with the words “New Shares”.

23.	Amendment to Definition of “Merger Shares”. The defined term “Merger Shares” in the Merger Agreement is hereby amended to replace the words “Section 1.5(a)” with the words “Section 1.5(a) and Section 1.5(e)”.

24.	Amendment to Definition of “Net Cash”. The defined term “Net Cash” in the Merger Agreement is hereby amended to add a sentence at the end to clarify the treatment of cash raised in the Private Placement, so that the definition shall read in its entirety as follows:

“Net Cash” means the amount, whether positive or negative, of an entity’s Cash and Cash Equivalents (without regard to, and reduced by (as described below), any proceeds from the Private Placement), reduced by, without duplication, such entity’s (a) outstanding debt (principal plus interest), (b) accounts payable that have been outstanding for more than one hundred eighty (180) days, (c) subject to Section 9.3(a), expected unpaid and unaccrued fees and expenses associated with, or otherwise due to attorneys, accountants or investment bankers in connection with, the Merger or any financings, and (d) the other items set forth in Exhibit F hereto, in each case measured as of the applicable date required in the Net Cash Schedule, except unpaid and unaccrued fees and expenses associated with the Merger, which shall be estimated through the Anticipated Closing Date. For purposes of determining that an entity’s Net Cash is computed without regard to proceeds from the Private Placement, whether or not retained, Net Cash shall be computed as of the applicable determination date in accordance with the foregoing, and then there shall be subtracted from such amount the aggregate amount received by such entity from the Private Placement through and including the determination date net of related offering expenses (i.e., due to attorneys, accountants or investment bankers) paid in cash or deducted from proceeds (disregarding warrant coverage).

25.	Company Capitalization Representation. As of the First Amendment Effective Date, the authorized capital stock of the Company consists of (a) 90,600,000 shares of Company Common Stock, and (b) 9,400,000 shares of Company Preferred Stock; including 4,700,000 shares of Company Preferred Stock that have been designated as Series A Preferred Stock and 4,700,000 shares of Company Preferred Stock that have been designated as Series B Preferred Stock. As of the First Amendment Effective Date, there are 2,593,607 shares of Company Common Stock outstanding, 4,611,587 shares of Series A Preferred Stock outstanding, and 3,489,470 shares of Series B Preferred Stock outstanding. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been, and all of the outstanding shares of Series C Preferred Stock will be, duly authorized and validly issued and are or will be fully paid and non-assessable, and were not and will not be issued in violation of the material terms of any agreement or understanding binding upon the Company at the time at which they were issued and were issued in compliance with the Articles of Incorporation, bylaws and other organizational documents of the Company and all applicable laws, including but not limited to federal and state securities laws. Immediately prior to consummation of the Merger and after the conversion of the Company Preferred Stock and the issuance of the Series C Preferred Stock, as a result of the Company Shareholder Approval (including the Preferred Stock Conversion), all of the outstanding Company Common Stock and Series C Preferred Stock shall be validly issued and there shall be no other capital stock of the Company issued and outstanding. The Company represents that the treatment of each class of Company security reflected on Schedule D is accurate and complete. The Company has Convertible Notes outstanding with a principal balance of $8,212,933.

26.	Company Financial Statements Representation. The Company’s unaudited balance sheet as of September 30, 2020, together with the related unaudited statements of operations and cash flows for the nine month period then ended, and any notes thereto, as included in CGI’s Form 8-K filed on December 3, 2020, (i) were prepared based on the books and records of the Company and in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present in all material respects the financial condition and operating results of the Company as of the dates and for the periods indicated therein.

27.	Certificate of Designation. The Company shall file an amendment to, or amendment and restatement of, its certificate of designation following the date hereof with respect to the Series C Preferred Stock substantially in the form attached hereto as Attachment A (or with such amendments as agreed to by the parties hereto).

28.	CGI Capitalization Representation. As of the First Amendment Effective Date, the authorized capital stock of CGI consists of (i) 100,000,000 shares of CGI Common Stock, of which 7,094,924 shares have been issued and are outstanding as of the First Amendment Effective Date and (ii) 9,764,000 shares of CGI Preferred Stock, of which no shares have been issued or are outstanding. CGI does not hold any shares of its capital stock in its treasury. All of the outstanding shares of CGI Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon CGI at the time at which they were issued and were issued in compliance with the Certificate of Incorporation, bylaws and other organizational documents of CGI and all applicable laws.

29.	CGI Financial Statements Representation. Except to the extent updated, amended, restated, or corrected by a subsequent CGI SEC Document, as of the date of filing with the SEC, CGI’s financial statements as of September 30, 2020 (including any related notes) contained or incorporated by reference in the CGI SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the financial position of CGI as of the date thereof and the results of operations and cash flows of CGI for the period covered thereby.

30.	Definitions. New definitions are added to the Exhibit A to the Merger Agreement as follows:

“5 Day VWAP” means the volume weighted average share price of CGI Common Stock over the last five (5) trading days prior to the Closing.

“New Shares” means the aggregate of (a) the Merger Shares and (b) the total number of shares of CGI Common Stock to be issued to the holders of Series C Preferred Stock pursuant to Section 1.5(h).

“HCW Warrants” means the warrants covering 94,092 shares of CGI Common Stock, in the aggregate, issued by CGI on or about November 2, 2020 to affiliates of H. C. Wainwright and Co. as compensation for acting as placement agent in connection with a securities offering by CGI on or about such date. To avoid double counting, it is agreed that any reference in the Merger Agreement to in-the-money warrants of CGI shall exclude the HCW Warrants.

“Series C Preferred Stock” means the Series C Preferred Stock, par value of $0.0001 per share, of the Company. For the avoidance of doubt, references to “Company Preferred Stock” in this Agreement do not refer to the Series C Preferred Stock and references to “Merger Shares” in this Agreement do not include the shares of CGI Common Stock to be issued to the holders of Series C Preferred Stock pursuant to Section 1.5(h).

“Series C Exchange Price” means the lesser of (x) the Exchange Percentage (as defined below) multiplied by the 5 Day VWAP and (y) the price per share determined based on an $85,000,000 valuation of CGI, after giving effect to the issuance of the Merger Shares (which for the avoidance of doubt excludes shares of CGI Common Stock issued in exchange for Series C Preferred Stock and out-of-the-money options and warrants to purchase shares of CGI Common Stock, but includes in-the-money options and warrants to purchase shares of CGI Common Stock on a net exercise basis) (which price shall be subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, division or consolidation of shares, reclassification, or other similar transaction with respect to CGI Common Stock effected prior to the Closing but after the last reported sale price of CGI Common Stock on the Nasdaq Stock Market on the last complete trading day prior to the date of the Effective Time is determined). The “Exchange Percentage” shall be (I) eighty-five percent (85%) if the Closing occurs within six (6) months after the first issuance of Series C Preferred Stock, (II) eighty percent (80%) if the Closing occurs greater than six (6) months but less than or equal to twelve (12) months after the first issuance of Series C Preferred Stock, and (III) seventy-five percent (75%) if the Closing occurs greater than twelve (12) months after the first issuance of Series C Preferred Stock.

31.	Amendment to Exhibit C. Exhibit C to the Merger Agreement is hereby amended by revising the footnote thereto with respect to the authorized reverse stock split range, to read as follows:

“Note to Draft – To be within the range between two (2) and ten (10).”

32.	Amendment to the Heading of Exhibit E. The heading of Exhibit E to the Merger Agreement is hereby amended and restated in its entirety to read as follows: “Net Cash Adjustment Calculation Spreadsheet”.

33.	Amendment to Schedule A. Schedule A to the Merger Agreement (Directors of CGI) is hereby amended and restated in its entirety as set forth in Schedule A annexed hereto.

34.	Amendment to Schedule D. Schedule D to the Merger Agreement (Pro Forma Calculation of CGI Common Stock to be Issued in the Merger) is hereby amended and restated in its entirety as set forth in Schedule D annexed hereto and the last sentence of Section 1.5(a) is hereby deleted in its entirety. Schedule D is a schedule which, on a pro forma basis, calculates the aggregate number of New Shares (including the Merger Shares) as if CGI Outstanding Equity was 4,335,303 shares plus the number of shares of CGI Common Stock issuable under the HCW Warrants (94,092 as of the date hereof), the Company received total proceeds of $8,500,000 in the convertible note offering, the Convertible Note Warrants were issued by CGI, the Company Shareholder Approval had been obtained, there was no Net Cash Adjustment pursuant to Section 5.13, and an aggregate number of shares of Series C Preferred Stock is sold prior to the Effective Time for gross proceeds of $5,000,000.

35.	Amendment to Company Disclosure Schedule. Parts 2.3(c), 2.5(c), 2.5(d), 2.5(g), 2.5(k), 2.5(o), 2.5(p), 2.9(h), 2.9(k), 2.10, and 4.4(b) of the Company Disclosure Schedule are hereby amended and restated in their entirety to read as set forth in Parts 2.3(c), 2.5(c), 2.5(d), 2.5(g), 2.5(k), 2.5(o), 2.5(p), 2.9(h), 2.9(k), 2.10, and 4.4(b), as applicable hereto, and a new Part 2.3(e) is added to the Company Disclosure Schedule.

36.	Waiver. CGI and Merger Sub hereby waive any breach by the Company of Section 4.4(b) of the Merger Agreement which would not have been a breach if the amendments to Part 4.4(b) of the Company Disclosure Schedule provided for herein had been effective as of the date of the Merger Agreement.

37.	Continuing Effectiveness; Entire Agreement. Except as expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms, with each of CGI, Merger Sub, and Company ratifying, adopting, and affirming the Merger Agreement and otherwise intending to be bound thereby. This Amendment shall be deemed an amendment to the Merger Agreement and shall become effective when executed and delivered by the Parties. Upon the effectiveness of this Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement”, as applicable, shall refer to the Merger Agreement, as modified by this Amendment.

38.	Miscellaneous. Article X of the Merger Agreement is hereby incorporated into this Amendment mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

CANCER GENETICS, INC.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	President

CGI ACQUISITION, INC.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	President

STEMONIX, INC

By:	/s/ Yung-Ping Yeh
Name:	Yung-Ping Yeh
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization]

SCHEDULE A

DIRECTORS OF CGI

1.	Jay Roberts

2.	Yung-Ping Yeh

3.	Howard McLeod

4.	Geoffrey Harris

5.	John Fletcher

6.	Paul Hansen

7.	Joanna Horobin

8.	Marcus Boehm